UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SEARCH BY HEADLINES.COM CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

81220T100

(CUSIP Number)

copy to:
Clark Wilson LLP
800-885 West Georgia Street, Vancouver, BC  V6C 3H1
604-687-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	81220T100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joel Primus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Joel Primus is a Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,859,613(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
5,159,613(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,159,613 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.0% based on 27,308,000 shares of common stock outstanding(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes 300,000 shares that may be acquired on the exercise of options held by Joel Primus, that are not exercisable within the next 60 days.

(2)
Comprised of 27,008,000 shares of common stock currently outstanding, plus 300,000 shares that may be issued on the exercise of options held by Joel Primus that are not exercisable within the next 60 days.

Page

This Schedule 13D is being filed on behalf of Joel Primus (the “Reporting Person”) relating to the shares of common stock, par value $0.001, of Search By Headlines.com Corp., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1.  Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at #2 – 34346 Manufacturers Way, Abbotsford, British Columbia, Canada  V2S 7M1.

Item 2.  Identity and Background

(a)	Joel Primus.

(b)	The Reporting Person’s address is #302 – 33184 George Ferguson Way, Abbotsford, British Columbia, Canada V2S 2L5

(c)	The Reporting Person is the President, Chief Executive Officer and a director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

On July 30, 2012, the Issuer completed the acquisition of Naked Boxer Brief Clothing Inc. (“Naked”), a British Columbia company, pursuant to an acquisition agreement that it entered into with Naked and SBH Acquisition Corp.  Pursuant to the acquisition agreement, the Reporting Person received 4,859,613 shares of the common stock of the Issuer in exchange for 2,265,494 shares of Naked held by him.

On July 30, 2012, the Issuer granted the Reporting Party 300,000 stock options exercisable into an aggregate of 300,000 shares of common stock at a price of $0.25 per share until July 30, 2022, none of which are exercisable within the next 60 days.

Item 4.  Purpose of Transaction

The Reporting Person acquired the securities of the Issuer for investment purposes.  Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•
any other material change in the issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person is 5,159,613 shares of common stock, or 16.0%, based on 27,308,000 shares of common stock issued and outstanding, comprised of  27,008,000 shares of common stock currently outstanding, plus 300,000 shares that may be issued on the exercise of options held by the Reporting Person that are not exercisable within the next 60 days.

All of the 4,859,614 shares of common stock and 300,000 stock options are registered in the name of the Reporting Person.  The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of the shares of common stock.  No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,859,613 shares of common stock or 300,000 options of the Issuer.

The Reporting Person has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

10.1
Acquisition Agreement dated February 28, 2012 among the Issuer, Naked Boxer Brief Clothing Inc. and SBH Acquisition Corp. (incorporated by reference from Exhibit 10.1 of the Issuer’s current report on Form 8-K, as filed with the Securities and Exchange Commission on March 1, 2012).

Page

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2012

/s/ Joel Primus
Signature

Joel Primus
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).